HEIMERL LAW FIRM
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Wolfgang Heimerl                                                                                            Suite 2211, PMB-8370
Admitted in NJ & NY                                                                              New York, New York 10005
                                                           Tel: (908) 766-3385                                Tel.: (212) 709-8370
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E-Mail: HeimerlLawFirm@ATT.net

December 14, 2005

Via Facsimile

Mr. Stephen G. Krikorian
Branch Chief – Accounting
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:      SoftNet Technology Corporation
             Form 10-KSB for Fiscal Year Ended December 31, 2004
             Form 10-QSB for Fiscal Quarters Ended March 31 and June 30, 2005
             File No. 0-07693

Dear Mr. Krikorian:

            We are in receipt of your comment letter dated November 3, 2005 to SoftNet Technology Corporation (the “Company”) to whom we are legal counsel.

            Please note, that certain of the comments produced by the Securities and Exchange Commission staff (the “Commission”) relate to one of the Company’s subsidiaries, WholesaleByUs, LLC (WBU). Upon receipt of the initial August 23, 2005 comment letter, the Company’s Board of Directors, key management personnel, and its corporate counsel determined that many of the issues raised by the Commission along with the recent acquisitions of Indigo Technology, Net Centric and Cord Consulting, the Company would dispose of and sell back the WBU subsidiary to the former members of that company. The details of the transaction have been disclosed in the Company’s Form 8-K of November 4, 2005.  The Company will answer these comments raised; however, the Company urges the Commission to consider that this subsidiary will no longer be part of the Company going forward.

            On behalf of the Company we have addressed your comment letter by reproducing each comment below (in bold) and providing the Company’s response immediately following.

General

1.      We note your intent to “amend and restate where necessary” upon the clearance of the comment process. You are reminded that amendments are considered to contain information material to investors and accordingly should be filed as soon as possible. You should not delay filing the amendments until the completion of the comment process.

The Company clearly understands the importance of accurate and timely reporting to its investors and shareholders. Upon filing each report, there is a substantial cost to the Company with respect to its independent publicly registered accounting firm and its SEC Counsel to review each document. The Company was anticipating getting clearance on some of the issues raised by the Commission to disclose accurately once, therefore minimizing the costs to the Company. The Company’s management team is currently in the process of amending these reports and will get them to the respective independent registered public accounting firm and counsel as soon as practical.

2.      With regard to your reporting obligations under Form 8-K, you are advised that the Staff has not undertaken a review of all of your press releases. Press releases referred to in our comment letter of August 23, 2005 were provided as examples only. You should determine whether other communication issued prior to, and subsequent to, our letter also represent reporting obligations under From 8-K and report accordingly. Similarly, you should also ensure that documents filed as exhibits are provided in their entirety so as to include all related schedules and appendices.

The Company recognizes that your comment was only an example of the items that would be considered reportable events under Form 8-K. The Company has recently issued Forms 8-K (on October 27, 2005, November 4, 2005 and December 13, 2005) to cover the reportable events raised by the Commission. The Company is also undertaking a review of all press releases issued since the inception of current management, and upon completion of that review, will file the applicable Form 8-K as deemed appropriate. The Company has and will continue to comply with the provisions of filing these forms and will issue where appropriate.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Prior comment 1

3.      Tell us the amount of revenue generated by each of your subsidiaries in each of the two most recent fiscal years and each quarter in 2005.

	FY 2003	FY 2004	FQ 3/31/05	FQ 6/30/05	Total

Softnet - Parent	$ -	$ -	$ -	$ -	$ -
Solution Technology	14,834	6,211	2,244	748	24,037
Softnet International	-	46,267	-	-	46,267
WholesaleByUs	-	291,282	155,308	198,554	645,144
Indigo Technology	-	-	76,375	152,795	229,170

Total	$ 14,834 ===========	$ 343,760 ===========	$ 233,927 ===========	$ 352,097 ===========	$ 944,618 =============

4.      We note your statement that the Company does not enter into multiple element arrangements. Please refer to the discussion within the Business section wherein you describe the Solutions Technology subsidiary as providing “turnkey solutions.” The discussion suggests that these “solutions” include a variety of elements, including, installation and integration services, hardware, software, maintenance services and payroll processing services. Please clarify why you do not believe that your arrangements contain multiple elements. Describe a standard customer agreement, how your revenue recognition policies address each element in the agreement and provide a copy of your most significant customer agreement for our review.

The statement regarding the Company not entering into multiple element arrangements was period specific to the year ended December 31, 2004, for which prior comment 1 was addressed. We understand how this may be considered contradictory to the statement made in the Business section of the filing. The Company’s subsidiary, Solutions Technology has in the past recognized multiple element arrangements, and may do so in the future. The Company in accordance with SAB 104, as stated in the response to the prior comment letter dated August 23, 2005, does recognize revenue when the general criteria for recognition is present. Those being:

Persuasive evidence of an arrangement exists;
Delivery has occurred or services have been rendered;
The seller’s price to the buyer is fixed or determinable, and
Collectibility is reasonably assured.

Solutions Technology’s basic agreements are driven off of the fact that this company will install and integrate the system, and then service that system with basic maintenance and support. In 2004, the company entered into contracts to install, with services rendered to maintain the system in 2005. As you can see by the chart in comment 3 above, this subsidiary did not generate significant revenue for these periods. The Company has attached a copy of an agreement as requested for your review.

5.      With regard to the revenue recognition policies of WholesaleByUs we have the following comments:

a. Clarify how your recognition of revenue “upon the sales orders being placed” satisfies the delivery requirements of SAB No. 104. Although, according to your response, “delivery occurs within two to three days after” the customer places an order, it is not clear whether orders are shipped on the same day and what your shipping terms are. That is, when do title and significant risks and rewards of ownership pass to the customer? Tell us whether shipments occur on the same day on which orders are placed and whether your shipping terms are FOB destination or shipping point. Tell us how your accounting differs when an item is categorized as a “special order” and shipment does not occur for an extended period of time.

Within general criteria number 2 of SAB No. 104 as noted above, it states, delivery has occurred or services have been rendered. To better clarify the arrangement that exists, WBU, acts as a consignee, whereby WBU “purchases” the goods simultaneously with the sale of the goods to the customer. The service is rendered when the order is placed and it can take up to 3 to 5 days to ship that order. The service however is performed at placement, and therefore the revenue is recognized at that point. As far as when title and significant risks and rewards pass to the customer, this occurs upon shipment, i.e. FOB shipping point. If a customer were to order a product that falls above the 3 to 5 day shipment window, WBU classifies these as “special orders”. Again, WBU still recognizes revenue upon placement of that order, not shipping date. The accounting does not differ.

b. Your discussion within the Business section suggests that you are providing the underlying technology for sellers to transact sales over the internet, that is, your WBU system provides a forum for sellers to reach buyers rather than actually selling products. You state that “WBU bundles an accounting package along with the most advanced shipping and tracking system around further reducing the cost” for suppliers selling on the internet. Please clarify whether you are selling products, providing services or both.

WBU believes they are both selling a product and providing a service. As noted in response 5a, they simultaneously, “purchase” the goods and sell the goods as a service over the internet. They do, however, perform these services at a rate that reduces cost for the suppliers.

6.       With regard to your analysis of EITF 99-19 we have the following comments:

a. Tell us why you believe you are the primary obligor for product sales on WholesaleByUs. Your response should include, but not be limited to, your responsibility for product fulfillment, including the acceptability of the product purchased by the customer, under what circumstances you accept returns from your customers and whether you may, in turn, return products to your suppliers.

WBU considers themselves the primary obligor for their product sales. When a customer orders the goods, it is WBUs’ responsibility to ensure completion of that order. WBU additionally takes responsibility for that order and it is their obligation to either return the money to the customer, or replace the goods with goods acceptable to the customer. Not withstanding that the terms that WBU has with its suppliers provide that the suppliers must accept back the goods if for any reason the goods were not acceptable to the customer, WBU’s suppliers reserve the right to not accept the return of goods if the goods are deemed not to be defective or unacceptable.  Thus, WBU bears the risk that a product returned by a customer will not be accepted for return by the supplier.

b. Tell us why you believe you have latitude in establishing product pricing. Statements within your Business section indicate that individual sellers upload their products onto your site in order to reach buyers. Such statements suggest that these individual sellers would also determine pricing for their products. Clarify whether the Company offers products for sale or whether products for sale through the site have been posted by individual sellers.

The answer to your question is that WBU both, offers products for sale on consignment, and has other companies use their site as a portal for which to sell their products. For the later, the Company receives a fee for having the site available for a service, and for the former sells merchandise. WBU under EITF 99-19, still bears the obligation to the supplier, and bares all of the risk in the transaction.

c. We understand from your response that you obtain credit card information from customers when orders are placed and that card rejections result in the cancellation of product shipment. We note from your filing that the WBU system “automatically pay (s) the supplier” following an internet sale. Tell us whether you remit the total purchase price charged to a customer’s credit card or whether the Company retains a portion of the customer payment.

As noted in the previous responses above, the sale is actually a consignment sale whereby, the transaction is simultaneous. The customer will order the merchandise, provide payment information, and upon approval WBU will purchase the goods to be sold. No retainage is kept by WBU, they recognize the sale at gross price, and remit the purchase. Any profit on the sale is recognized by WBU.

d. Your response addressed only a portion of the indicators of gross revenue reporting set forth in EITF 99-19. Please tell us how you have considered each of the factors described in paragraphs 8, 10, 11, 12 and 13 in determining the recognition of gross revenue is appropriate for sales through WholesaleByUs.

Factors considered in EITF 99-19, include:

1)      Primary obligor in an arrangement – responsibility for the fulfillment of the order, including the acceptability of the product or service to the customer. In this case, WBU is responsible – indicating WBU should recognize revenue gross.
2)      Inventory risk – general inventory risk exists if a company takes title to a product before the product is ordered by a customer or will take title to the product if the customer returns it. WBU orders and sells simultaneous, however, as indicated bears the risk if the goods are unacceptable, therefore should recognize revenue gross.
3)      Physical loss inventory risk – this exists if the title to the product is transferred at the shipping point and then transferred to the customer upon delivery. As noted above, terms are FOB shipping point.
4)      Establishment of selling price – WBU establishes selling price, therefore should recognize revenue gross.
5)      Earnings fixed – this is not the case with WBU. This indicates revenue should be recognized gross.
6)      Changing the product or perform part of the service – WBU clearly performs part of the service, therefore should recognize revenue gross.
7)      Multiple suppliers – WBU does utilize a number of suppliers, therefore indicating revenue should be recognized gross.
8)      Company involved in determining the nature, type, characteristics or specifications of the product or service by the customer – WBU is involved in all of these and therefore should recognize revenue gross.
9)      Credit risk for the amount billed to the customer – WBU bears credit risk in  their transactions, indicating revenue should be recognized gross.

Prior comment 2

7.       Your response to prior comment 2 fails to demonstrate how the disclosures in the intangible asset footnote comply with paragraphs 44 through 46 of SFAS No. 142. Revise your filing to provide the required disclosures. You may wish to refer to the disclosure illustration presented in Appendix C, Note C.

In addition, ensure that the footnote disclosures are consistent with the amounts presented in the financial statements. That is, disclosures on page 11 state that goodwill of $400,000 exists as of December 31, 2004 while the balance sheet reflects a goodwill balance of $1,200,000. Revise accordingly.

The Company’s disclosure on page 11 listed this as a significant accounting policy, which it is. The Company omitted the section relating to how it tested for any impairment of the acquired goodwill in its acquisitions. The Company will amend their filings to include a description of the impaired intangible asset (goodwill) and the circumstances leading to the impairment, as noted in paragraph 46. The Company does test for impairment at least annually if not more, depending upon substantial changes in the Company that may lead to a change in that intangible asset in the interim reporting periods.

As far as their being a variance in the amount in the disclosure versus the consolidated balance sheet, the $400,000, referenced on page 11, related to the Holtermann acquisition, in which their was impairment on during 2004. The other $800,000 related to the WholesaleByUs acquisition, and was not referenced in the disclosure on page 11, because the Company did not recognize an impairment charge on that goodwill.

In the amended filing, the numbers will agree.

Prior comment 3b

8.       With regard to the “organizational expenses to improve [your] German subsidiaries’ financial standing” for which you issued 1,000,000 shares, tell us:

a.      to whom the shares were issued

The 1,000,000 shares of common stock were issued to SoftNet Technology International GmbH– the subsidiary itself.

b.   the nature of the “organizational expenses” to which you refer

This share issuance was completed to ensure that the subsidiary would not be undercapitalized. There is a general minimum legal requirement for paid in capital for a GmbH company. The share issuance ensured that the company would satisfy that requirement.

c.  the accounting literature that supports your intended accounting, that is, the classification of $210,000 as “organizational expenses”

The Company classified this as an organizational expense because it was not considered to be capitalizable. Upon further review (as noted in your prior comment letter. Why did the Company previously capitalize this as additional goodwill?). The expense category, whether “organizational”, “formation” or other general and administrative type expense was not considered material to the recognition of this issuance, only the classification of asset and expense was considered. This issuance did not meet the asset classification as defined in CON 6.

9.      Also with respect to the Holtermann acquisition, it does not appear that you have filed the audited financial statements or the pro forma financial information required by Regulation S-B Items 310c and 310d respectively. We note that you filed a Form 8-K on April 28, 2004 to report the acquisition, however, you appear to have excluded the financial statements and pro forma financial information required to be filed under Item 7. Your notation within the filing that financial statements of the business acquired are “available through request of the Company” is not appropriate. It is also not clear why you believe the pro forma financial information required by Item 7b is “Not Applicable”. Please revise or tell us why you do not believe a revision is necessary.

The Company, in its decision to acquire this subsidiary, did not, and does not, believe the prior historical financial performance of the acquisition target to be neither fundamental nor material in the decision to complete the acquisition.  The subsidiary was acquired for its future potential and overall synergy with the Company’s business plan and product strategy rather than its prior financial performance.  Accordingly, the Company is formally requesting, under separate cover, a waiver of the requirement to provide pre-acquisition financial statements.  Furthermore, such a requirement poses a financial hardship to the Company inasmuch as the subsidiary does not have in place financial statements in GAAP compliance.

10.       With respect to the WholesaleByUs acquisition, it does not appear that you have filed the audited financial statements or the pro forma financial information required by Items 310c and 310d respectively, of Regulation S-B. We note that you filed a Form 8-K on September 23, 2004 to report the acquisition, however, you appear to have excluded the financial statements and pro forma financial information required to be filed under Item 9.01. It is not clear why you believe the financial statements of the business acquired and the pro forma financial information required by Item 9.01, paragraphs a and b, are “Not Applicable”. Please revise or tell us why you do not believe a revision is necessary.

The Company, in its decision to acquire this subsidiary, did not, and does not, believe the prior historical financial performance of the acquisition target to be neither fundamental nor material in the decision to complete the acquisition.  The subsidiary was acquired for its future potential and overall synergy with the Company’s business plan and product strategy rather than its prior financial performance.  Accordingly, the Company is formally requesting, under separate cover, a waiver of the requirement to provide pre-acquisition financial statements.  Furthermore, such a requirement poses a financial hardship to the Company inasmuch as the subsidiary does not have in place financial statements in GAAP compliance.

Prior comment 4

11.       Your disclosures regarding the number of shares issued in the WholesaleByUs acquisition are inconsistent in your filings. For example, within Note 1 in the Form 10-KSB you state that WBU was acquired for cash and 20,000,000, while in Note 8 you refer to 5,000,000 shares. Please revise future filings to indicate the actual number of shares issued in the acquisition. This comment is also applicable to your filings on Forms 10-QSB.

The Company notes the variance, and will clarify and amend it in future filings. The Company did in fact issue 5,000,000 shares for the acquisition of WBU. The remaining 15,000,000 shares in question would have been issued to WBU upon achievement of certain incentives in the contract. This did not occur, thus the shares were not issued.

12.      We note your statement in Note 1 that if the sale criteria set forth in the WholesaleByUs acquisition are not reached “these shares are to be returned to the Company.” According to the Acquisition Agreement filed with Form 8-K, on September 23, 2004, it appeared that SoftNet “reserves the right to repurchase” certain shares if revenue targets are not attained. Revise future filings to reflect the terms of the repurchase option, including that the shares may be repurchased at par value.

As noted in the response to number 11 above, the Company had not issued the 15,000,000 shares, therefore there was no need to repurchase these shares as indicated in the Acquisition Agreement. The Company will note this in future filings as suggested by the staff.

Prior comment 5

13.     With regard to the Cross Capital transaction we have the following further comments:

a.      It appears that, in addition to convertible preferred shares, you issued warrants to purchase shares of common stock. Tell us how you have accounted for these instruments and why you have not provided disclosures regarding them in your financial statements.

The Company entered into this agreement in March/April 2004, and at that time, any warrants issued pursuant to this agreement, were not in the money, and by the time they would have been in the money the agreement was terminated, therefore the Company offset the issuance with the cancellation.

b.   It appears that the consideration received in exchange for the preferred shares and warrants is an “Investment Interest”. Please tell us the business purpose behind your “investment” and how you determined that “funds” were to be received from this investment.

Essentially, the Company’s shares were to be placed into Cross Capital’s portfolio, and we would be a member of their fund. From that “investment”, they were to pay the Company from the value the fund was generating, a return. This return, would be the consideration that the Company would be receiving from the issuance of the preferred shares.

c.  Tell us the basis for your “cancellation” of the agreement, as it is not clear from documents available to us that you have the right of cancellation.

Cross Capital as noted in the agreement has an obligation to fund 20% of total cash available. They never funded this amount, and this was considered a material breach to the agreement which based on our interpretation of the agreement gives the Company the right of cancellation.

d.   Your response indicates that you no longer believe the “subscription receivable” is collectible. Tell us why you believe that you have a valid receivable, that is, why the receivable has not been written off.

As we have noted, the agreement has been terminated. Despite the fact that the agreement has been terminated, the physical certificate of the preferred shares had not been cancelled until very recently (the fourth quarter of 2005), and at that time the receivable was written off. There was a period of time during which the Company and Cross Capital were negotiating a settlement, but to no avail. In the fourth quarter 2005, the Company reversed the transaction.

14.      We note that you filed the Cross Capital Fund, LLC Investment Exchange Agreement as an exhibit to Form 8-K filed on April 28, 2004. Provide us with and amend the filing to include, all related documents and schedules, including (but not limited to) the “Operating Agreement” and Schedule A :the Warrant”.

The Company will include the documents and schedules necessary in an amended 8-K/A filing.

Prior comment 9a

15.      We have considered your response to prior comment 9, wherein you state that disclosures required by paragraph 58 of SFAS No. 141 have not been provided because you do not consider the Indigo Technology Services acquisition to have been a material business combination. We disagree with your assessment, primarily due to the fact that the value of the consideration paid for the acquisition ($1,350,000) exceeds 75% of your total assets as of December 31, 2004. Accordingly, we believe that you should revise your filings to include all disclosures required by paragraph 58 of SFAS No. 141.

Upon further review of SFAS No. 141, paragraph 58, the Company will revise and amend its March 31, 2005, June 30, 2005 and September 30, 2005 interim filings to include the items specified by paragraph 58 of SFAS No. 141.

16.      In addition, with regard to the Indigo acquisition, it does not appear that you have filed the audited financial statements or the pro forma financial information required by Items 310(c) and 310 (d), respectively, of Regulation S-B. We note that you filed a Form 8-K on May 10, 2005 to report the Indigo acquisition, however, you appear to have excluded the financial statements and pro forma financial information required to be filed under Item 9.01. It is also not clear why you believe the financial statements of the business acquired and the pro forma financial information required by Item 9.01, paragraphs a and b are “Not Applicable”. Please revise or tell us why you believe a revision is necessary.

The Company, in its decision to acquire this subsidiary, did not, and does not, believe the prior historical financial performance of the acquisition target to be neither fundamental nor material in the decision to complete the acquisition.  The subsidiary was acquired for its future potential and overall synergy with the Company’s business plan and product strategy rather than its prior financial performance.  Accordingly, the Company is formally requesting, under separate cover, a waiver of the requirement to provide pre-acquisition financial statements.  Furthermore, such a requirement poses a financial hardship to the Company inasmuch as the subsidiary does not have in place financial statements in GAAP compliance.

Prior comment 11

17.      Clarify why you believe that Indigo and Net Centric were both acquired for 9,000,000 shares of common stock. It appears, from your disclosures and your response, that Indigo, a corporation, was acquired for 9,000,000 shares on February 22, 2005. Indigo’s shareholders would have become, at that time, former Indigo shareholders. Following the acquisition of Indigo by SoftNet in February 2005, it is unclear how shares received as consideration in the previous transaction were used by former shareholders of Indigo to acquire Net Centric in April 2005. Please advise.

As the response indicated of the 9,000,000 shares issued to the former shareholders of Indigo, 3,000,000 of them were used to acquire Net Centric. In February 2005, at the time the Company acquired Indigo, Indigo already had discussions and an informal agreement to acquire Net Centric, and to make matters easier for the consideration, the 9,000,000 shares issued, contemplated the Net Centric acquisition. Had the Net Centric acquisition not been completed, the Company would have cancelled 3,000,000 of the shares used to acquire Indigo. The former shareholders of Indigo did not acquire Net Centric, SoftNet did acquire Net Centric.

Press release dated August 18, 2005

18.      We note that in an August 18, 2005 press release you stated that due to “recent changes in accounting procedures, approximately $100,000 plus in additional booked revenue is not reflected in this statement” and that you intend to file an amended Form 10-QSB for the second quarter. Please tell us what changes have been made to your accounting procedures or policies, the reasons for these changes and the amount by which revenue was misstated in the Form 10-QSB that you filed the same day that you made these statements. Tell us when you intend to file an amendment to your previously filed Form 10-QSB.

The Company’s subsidiary, as noted above, has been disposed of upon agreement by the parties .The changes in the accounting procedures related to one of the subsidiaries cash accounts, a paypal account whereby through ACH transactions, the subsidiary was “netting” certain transactions. The Company believes that in accordance with EITF 99-19, as noted in prior responses, should not be netting sales. The impact of these changes are still being worked out with the subsidiary, however, despite revenue approximations of $100,000 in increases, which still appears accurate, the impact on net income looks to be immaterial as much of the offset will impact cost of revenues. The amended Form 10-QSB with these adjustments along with the other adjustments/amendments due to the comments raised herein, will be filed as soon as possible.

June 2005 Loan Agreement

19.      We note that in June 2005 you entered into a loan agreement whereby 100,000,000 Class A common shares were issued as security. Tell us the significant terms of this loan agreement and provide us with a copy of all documents associated with this transaction. Tell us why you have not filed these documents as exhibits.

On December 1, 2005, the Company retired these shares in question. The Company has filed an 8-K with respect to that retirement, and has included all the Loan Agreement documentation.

The terms of this agreement have been detailed in that 8-K filing.

The Company will amend and restate where necessary the filings for the 10-KSB for the year ended December 31, 2004, and the 10-QSB’s for the periods ended March 31, 2005, June 30, 2005 and September 30, 2005.

                                                                  Yours Sincerely,

                                                                  /s/ Wolfgang Heimerl

                                                                  Wolfgang Heimerl, Esq.

Cc: James Farinella, CEO – SoftNet Technology Corporation